LICENSE AGREEMENT


THIS AGREEMENT dated 11 March 1999 is between:

(1) UNIVERSITY COLLEGE LONDON, incorporated in the United Kingdom by Royal Charter, acting through its Royal Free and University College Medical School, whose address is Rowland Hill Street, London NW3 2PF ("Royal Free"), and

(2) BIOENVISION, INC., incorporated in Delaware whose principal place of business is at Trafalgar House, 11 Waterloo Place, St. James's, London SW1Y 4AU ("Bioenvision"),

RECITALS:

A. Royal Free is the registered owner of Patents (as defined below) and has developed technical information ("Know-how", as defined below) relating to the development and uses of an eukaryotic gene expression cassette with muscle element promotors and related technologies.

B. Bioenvision recognizes that Royal Free owns inventions and intellectual property useful in the conduct of Bioenvision's business.

C. Bioenvision also recognizes that its anticipate business activity will encompass the practice of technology that requires a license under patents owned by Royal Free.

D. Bioenvision wishes to acquire rights under the Patents and to use the Know-how for the development and commercialization of Licensed Products in the Field and in the Territory, in accordance with the provisions of this Agreement.

IT IS AGREED as follows:

1        DEFINITIONS

In this Agreement, the following words shall have the following meanings:


AFFILIATE           In relation to a Party, means any entity or person which
                    controls, is controlled by, or is under common control with that Party. For the purposes of this definition, "control" shall mean direct or indirect beneficial ownership of 50%
                    (or, outside a Party's home territory, such lesser percentage as is the maximum, permitted level of foreign investment) or more of the share capital, stock or other participating interest carrying the right to vote or to distribution of profits of that entity or person, as the case may be.

COMMENCEMENT DATE   The date of signature of this agreement (subject to the
                    terms of clause 2. 1).

DELIVERED ITEMS     Has the meaning given in Clause 3.2.

FIELD means, and is limited to, the practice of the Invention and Know-how embodied in the patent application referred to in
                    Schedule 1 and licensed hereunder for the treatment of disorders associated with liver dysfunction, disease conditions characterized by decreased production of liver proteins e.g. albumin, cancer, and endocrine disorders that may affect liver function in human and animal applications.

KNOW-HOW            Technical information in the Field:

                    (a) Developed in the Laboratory under the supervision of the Principal
                             Investigator prior to the Commencement
                             date and relating directly to the
                             inventions claimed in the Patents; or

                    (b)      Developed in the course of the Project
                             (i) in the Laboratory under the
                             supervision of the Principal
                             Investigator or (ii) by Bioenvision.


LABORATORY          The laboratory of the Principal Investigator within Royal
                    Free's Department of Anatomy and Developmental Biology.


LICENSED PRODUCTS   Any and all products that are manufactured, sold or
                    otherwise supplied by Bioenvision or its sub-licensees and which (a) are within any Valid Claim of the Patents and/or
                    (b) incorporate, or their development made use of, any of the Know-how.

NET RECEIPTS The amounts received by Bioenvision or its Affiliates from the grant of sub-licenses under the Patents and Know-how, less any Value Added Tax or other sales tax.

NET SALES VALUE     The invoiced price of Licensed Products sold by Bioenvision or its Affiliates to independent third parties in arm's length transactions exclusively for money or, where the sale is not at arm's length, the price that would have been so invoiced if it had been at arm's length, after deduction of normal trade discounts actually granted and any credits actually given, and, provided the amounts arc separately charged on the relevant invoice any costs of packaging, insurance, carriage and freight, any value added tax or other sales tax, and any import duties or similar applicable government levies.

PARTIES Royal Free and Bioenvision, and "Party" shall mean either of them.

PATENTS Any and all of the patents and patent applications referred to in Schedule 1, and any and all of the patents and patent applications (if any) which may be made during the term of this Agreement and which form part of the Project IPR, including any continuations, continuations in part, extensions, reissues, divisions, and any patents, supplementary protection certificates and similar rights that are based on or derive priority from the foregoing.


PRINCIPAL
INVESTIGATOR        Professor Geoffrey Goldspink

PROJECT The further development by the Parties of the inventions and developments described in the Patents and the Know-how. The Parties anticipate that the Project shall be conducted in accordance with the provisions of Schedule 3.

PROJECT IPR         Any and all inventions, know-how, data and other
                    development made in the Course of the Project, and any patent applications, patents and other intellectual property that may be generated in respect of such inventions, know-how, data and developments during the term of this Agreement.

TERRITORY           European Community, United States of America, Canada, Middle
                    East, Japan.



VALID CLAIM         A claim of a patent or patent application that has not
                    expired or been held invalid or unenforceable by a court of competent jurisdiction in a final and non-appealable judgment.

2        GRANT OF RIGHTS

2.1 The parties agree to execute a Co-development agreement for the pursuit of the Project to be executed within 30 days (or some other period agreed between the parties) of the Commencement Date. If such a Co-development is not executed, then this License Agreement will terminate.

    2.1.1 Licenses. Royal Free hereby grants to Bioenvision, subject to the provisions of this Agreement:

    2.1.2 an exclusive license in the Field under the Patents, with the right to sub-license, subject to clause 2.3 below, to develop, manufacture, have manufactured, use and sell Licensed Products but only in the Field in the Territory; and

    2.1.3 an exclusive license in the Field to use the Know-how, with the right to sub-license, subject to clause 2.3 below, to develop, manufacture, have manufactured, use and sell Licensed Products but only in the Field in the Territory.

2.2 Formal licenses. The Parties shall execute such formal licenses as may be necessary or appropriate for registration with Patent Offices and other relevant authorities in particular territories. In the event of any conflict in meaning between any such license and the provisions of this Agreement, the provisions of this Agreement shall prevail wherever possible. Prior to the execution of the formal license(s) (if any) referred to above, the Parties shall so far as possible have the same rights and obligations towards one another as if such license(s) had been granted. The Parties shall use reasonable endeavors to ensure that, to the extent permitted by relevant authorities, tills Agreement shall not form part of any public record.

2.3 Sub-licensing. Bioenvision shall be entitled to grant sub-licenses of its rights under tills Agreement to any person, provided that:

    2.3.1 the royalties and other consideration provided for in the sub-license shall be at an amount or rate which is not less than the amount or rate provided for in this Agreement;

    2.3.2 the sub-license shall include obligations on the sub-licensee which are equivalent to the obligations on Bioenvision under this Agreement;

    2.3.3 the sub-license shall terminate automatically on the termination of this Agreement for any reason;

    2.3.4 within 30 days of the grant of any sub-license Bioenvision shall provide to Royal Free a true copy of it; and

    2.3.5 Bioenvision shall be responsible for any breach of the sub-license by the sub-licensee, as if the breach had been that of Bioenvision under this Agreement, and Bioenvision shall indemnify Royal Free against any loss, damages, costs, claims or expenses which are awarded against or suffered by Royal Free as a result of any such breach by the sublicensee.

2.4 Reservation of rights. Royal Free reserves the non-exclusive right to use the Know-how and the Patents in the Field for the purposes of academic research and teaching. Royal Free shall have the exclusive, worldwide, sub-licensable right to use, develop and commercialize Project IPR outside the Field,

2.5 No other license. It is acknowledged and agreed that no license is granted by Royal Free to Bioenvision other than the license(s) expressly granted by the provisions of this clause 2. Without prejudice to the generality of the foregoing Royal Free reserves all rights under the Patents and Know-how outside the Field.

2.6 Quality. Bioenvision shall ensure that all of the Licensed Products marketed by it and its sublicensees are of satisfactory quality and comply with all applicable laws and regulations in each part of the Territory.

3        KNOW-HOW AND CONFIDENTIAL INFORMATION

3.1 Provision of Know-how. Upon Bioenvision's reasonable request, Royal Free shall arrange for the Principal Investigator to supply Bioenvision with all Know-how in his possession that Royal Free is at liberty to disclose and has not previously been disclosed and which is reasonable necessary or desirable to enable Bioenvision to undertake the further development of the Licensed Products. The Know-how shall be subject to the confidentiality provisions of Clause 3.5. The method of such supply shall be agreed between the Principal Investigator and Bioenvision but shall not require the Principal Investigator to undertake more than 2 man-days of work, unless otherwise agreed in writing between the Parties. If it is agreed that the Principal Investigator shall travel to Bioenvision's premises in connection with Such supply, Bioenvision shall reimburse all reasonable travel, accommodation mid subsistence costs incurred.

3.1 Status of Know-now. Bioenivision acknowledges that the Know-how is at an early stage of development. Accordingly, specific results cannot be guaranteed and any results, materials, information or other items, including without limitation Know-how (together "Delivered Items") produced under or in connection with this Agreement are provided "as is" and without any express or implied warranties, representations or undertakings. As examples, but without limiting the foregoing, Royal Free does not give any warranty that Delivered Items are of merchantable or satisfactory quality, are fit for any particular purpose, comply with any sample or description, or are viable, uncontaminated, safe or non-toxic.

3.2 Responsibility for development of Licensed Products. Bioenvision shall be exclusively responsible for the technical and commercial development and manufacture of Licensed Products and for incorporating any modifications or developments thereto that may be necessary or desirable and for all Licensed Products sold or supplied, and accordingly Bioenvision shall indemnify Royal Free in the terms of Clause 7.3.

3.3 Use of Know-how. Bioenvision undertakes that for a period of 10 years from the Commencement Date or for so long as any substantial part of the Know-how remains subject to the obligations of confidence of Clause 3.5, whichever is the shorter, it will not use the Know-how for any purpose except as expressly licensed hereby and in accordance with the provisions of this Agreement.

3.4      Confidentiality obligations. Each Party ("Receiving Party") undertakes:

    3.4.1 to maintain as secret and confidential all Know-how and other technical or commercial information obtained directly or indirectly from the other Party ("Disclosing Party") in the course of or in anticipation of this Agreement and to respect the Disclosing Party's rights therein,

    3.4.2 to use the same exclusively for the purposes of this Agreement,and

    3.4.3 to disclose the same only to those of its employees, contractors and sub-licensees pursuant to this Agreement (if any) to whom and to the extent that such disclosure is reasonably necessary for the purposes of this Agreement.

3.5 Exceptions to obligations. The provisions of Clause 3.5 shall not apply to Know-how and other information which the Receiving Party can demonstrate by reasonable, written evidence-.

    3.5.4 was, prior to its receipt by the Receiving Party from the Disclosing Party, in the possession of the Receiving Party and at its free disposal; or

    3.5.5 is subsequently disclosed to the Receiving Party without any obligations of confidence by a third party who has not derived it directly or indirectly from the Disclosing Party; or

    3.5.6 is or becomes generally available to the public through no act or default of the Receiving Party or its agents, employees, Affiliates or Sub-licensees', or

    3.5.7 the Receiving Party is required to disclose to the courts of any competent jurisdiction, or to any government regulatory agency or financial authority, provided that the Receiving Party shall (i) inform the Disclosing Party as soon its is reasonably practicable, and (ii) at the Disclosing Party's request seek to persuade the court, agency or authority to have the information treated in a confidential manner, where this is possible under the court, agency or authority's procedures; or

    3.5.8 in the case of information disclosed by Royal Free to Bioenvision, is disclosed to actual or potential customers for Licensed Products in so far as such disclosure is reasonably necessary to promote the sale or use of Licensed Products, provided that the customers sign a written confidentiality undertaking at least as restrictive as Clauses 3.5 and 3.6.

3.6 Disclosure to employees. The Receiving Party shall procure that all of its employees, contractors and sub-licensees pursuant to this Agreement (if any) who have access to any of' the Disclosing Party's Information to which Clause 3.5 applies, shall be made aware of and subject to these obligations and shall have entered Into written undertakings of confidentiality at least as restrictive as Clauses 3.5 and 3.6 and which apply to the Disclosing Party's information.

3.7 The fact that some or all of the Know-how becomes public knowledge shall not affect the financial obligations for use of the Know-how licensed under this Agreement if such Know-how was used or usable in the discovery, development, manufacture, or approval for sale of Licensed Products within the Field.

4        PAYMENTS

4.1      Payments for development work and clinical trials.

    4.1.1 Bioenvision shall pay the costs of any further pre-clinical development work deemed necessary prior to commencing clinical trials for the Project, and this shall include the development of Licensed Products for other therapeutic applications, the use of different formulations and preparations of Licensed Products.

    4.1.2 Bioenvision shall pay the costs of clinical trials of Licensed Products. The costs of such development will not exceed $3 million (three million U.S. dollars).

    4.1.3 Bioenvision shall pay the cost of prosecuting, filing and maintaining patents and defending revocation proceedings on patents and patent applications, on the Licensed Products within the Territory that shall become due after the date of this Agreement.

    4.1.4 Bioenvision shall pay to Royal Free a milestone payment of (pound)200,000 in addition to any royalty or other payments on successful completion of the first Phase III trial for the first of the Licensed Products developed under this Agreement.

4.2 Initial payment. Within 30 days of the Commencement Date, the Bioenvision shall pay to Royal Free the non-refundable, sum of ~20,000 (pounds sterling) which shall be the first installment of the monies due under Clause 4. 1 (a)

4.3 Royalties. Bioenvision shall pay to Royal Free a royalty being a percentage of the Net Sales Value of all Licensed Products or any part thereof sold by Bioenivision or its sub-licensees. The percentage shall be the higher of the following, alternative percentages which applies to the Licensed Product in question.

    4.3.1 6 per cent in the case of Licensed Products which are within a Valid Claim of a Patent in the country of manufacture or sale; or

    4.3.2 6 percent in the case of Licensed Products which incorporate or whose development made use of any of the Know-how.

4.4 Combination Product. If any 1icensed Products are incorporated in any other product ("Combination Product") supplied by the Bioenivision or its sub-licensees and the Licensed Product is not priced separately from the Combination Product , the Net Sales Value of such Licensed Product shall be deemed to be that proportion of the Net Sales Value of the Combination Product which is attributable to the Licensed Product, comparing the manufacturing cost of the Licensed Product with that of the Combination Product, as in the following formula: Net Sales Value of Licensed Product = (manufacturing cost of Licensed Product divided by total manufacturing cost of Combination Product) x Net Sales Value of Combination Product.]

4.5 Minimum royalties. If the royalties payable under Clause 4.3 are less than $3,000 (USD) ("Minimum Royalty") in any calendar year after year three of this agreement, Bioenvision shall pay to Royal Free the amount by which the said royalties are less than the Minimum Royalty within 60 days of the end of such calendar year, failing which Royal Free shall be entitled to terminate this Agreement and all licenses granted under this Agreement by notice in writing to the Bioenvision given at any time after the expiry of the said 60 day period. If this Agreement ends on any day other than the end of a calendar year (ie December 31st), the Minimum Royalty due for that year shall be reduced, pro-rata, ie the minimum amount due shall be the Minimum Royalty for a complete year multiplied by the number of days of the final calendar year during which this Agreement was in force, and divided by 365 days.

4.6 Third party royalties. If, during the continuation of this Agreement, Bioenvision considers it necessary to obtain a license from any third party ("Third Party License") in order to avoid infringing such third party's patent(s) in the course of manufacture or sale of Licensed Products, the royalties payable under this Agreement shall be reduced by the amount of royalties paid under the Third Party License provided that the amount of royalty payable by Bioenvislon to Royal Free in any quarterly period shall not be reduced by more than 50% of the amount which would have been payable in the absence of this clause 4.6.

4.7      Payment dates.

    4.7.1 Royalties due under this Agreement shall be paid within 60 days of the end of each quarter ending on 31 March, 30 June, 30 September and 31 December, in respect of sales of Licensed Products made during such quarter and within 60 days of the termination of this Agreement;

    4.7.2 If this Agreement is for any reason terminated before all the earned royalties herein provided for have been paid, Bioenvision shall immediately pay to Royal Free ally remaining unpaid balance of carried royalties even though the due date provided in Clause 4.2 has not been reached.

4.8      Payment terms.  All sums due under this Agreement:

    4.8.1 are exclusive of Value Added Tax which where applicable will be paid by Bioenvision to Royal Free in addition;

    4.8.2 shall be paid in pound sterling by irrevocable, confirmed letter of credit drawn on a London bank, and in the case of sales or sub-license income received by Bioenvision in a currency other than pounds sterling, the royalty shall be calculated in the other currency and then converted into equivalent pounds sterling at the buying rate of such other currency as quoted by Barclays Bank plc in London as at the close of business on the last business day of the quarterly period with respect to which the payment is made;

   4.8.3 shall be made without deduction of income tax or other taxes charges or duties that may be imposed, except insofar as Bioenvision is required to deduct the same to comply with applicable laws. The Parties shall cooperate and take all steps reasonably and lawfully available to them, at the expense of Royal Free, to avoid deducting such taxes and to obtain double taxation relief. If Bioenvision is required to make any such deduction it shall provide Royal Free with such certificates or other documents as it can reasonably obtain to enable Royal Free to obtain appropriate relief from double taxation of the payment in question; and

    4.8.4 shall be made by the due date, failing which Royal Free may charge interest on any outstanding amount on a daily basis at a rate equivalent to 3% above the Bank of England base lending rate then in force.

4.9 Exchange controls, etc. If at any time during the continuation of this Agreement Bioenvision is prohibited from making any of the payments required hereunder by a governmental authority in any country then Bioenvision will within the prescribed period for making the said payments in the appropriate manner use its best endeavors to secure from the proper authority in the relevant country permission to make the said payments and will make them within 7 days of receiving such permission. If such permission is not received within 30 (thirty) days of Bioenvision making a request for such permission then, at the option of Royal Free, Bioenvision shall deposit the royalty payments due in the currency of the relevant country either in a bank account designated by Royal Free within such country or such royalty payments shall be made to an associated company of Royal Free designated by Royal Free and having offices in the relevant country designated by Royal Free.

4.10 Royalty statements. Bioenvision shall send to Royal Free at the same time as each royalty payment is made in accordance with clause 4.3 a statement setting out, in respect of each territory or region in which Licensed Products are sold, the types of Licensed Product sold, the quantity of each type sold, and the total Net Sales Value in respect of each type, expressed both in local currency and pounds sterling and showing the conversion rates used, during the period to which the royalty payment relates.

4.11     Records.

    4.11.1 Bioenvision shall keep at its normal place of business detailed and up to date records and acCOL111tS showing the quantity, description and value of Licensed Products sold by it, and the amount of sub-licensing revenues received by it in respect of Licensed Products, on a country by country basis, and being sufficient to ascertain the royalties due under this Agreement.

    4.11.2 Bioenvison shall make such records and accounts available, on reasonable notice, for inspection during business hours by an independent chartered accountant nominated by Royal Free for the purpose of verifying the accuracy of any statement or report given by Bioenvision to Royal Free under this Clause 4. The accountant shall be required to keep confidential all information learnt during any such inspection, and to disclose to Royal Free only such details as may be necessary to report on the accuracy of Bioenvision's statement or report. Royal Free shall be responsible for the accountant's charges unless the accountant certifies that there is an inaccuracy of more than 5 per cent in any royalty statement, in which case Bioenvision shall pay his charges in respect of that inspection.

    4.11.3 Bioenvision shall ensure that Royal Free has the same rights as those set out in this Clause 4.12 in respect of any sub-licensee of Bioenvision which is sub-licensed under the Patents or Know-how pursuant to this Agreement.

5        COMMERCIALIZATION

5.1 Bioenvision shall diligently proceed to develop and commercially exploit Licensed Products to the maximum extent worldwide.

5.2 Without prejudice to the generality of Bioenvision's obligations under Clause 5.1, Bioenvision shall provide at least annually to Royal Free an updated, written Development Plan, showing all past, current and projected activities taken or to be taken by Bioenvision to bring Licensed Products to market and maximize the sale of Licensed Products worldwide. Royal Free's receipt or approval of any such plan shall not be taken to waive or qualify Bioenvision's obligations under Clause 5, 1.

5.3 If Royal Free considers at any time during the period of this Agreement that Bioenvision has without legitimate reason failed to proceed diligently to develop and commercially exploit Licensed Products, Royal Free shall be entitled to refer to an independent expert the following questions:

    5.3.1         whether Bioenvision has acted diligently; and if not

    5.3.2 what specific action Bioenvision should have taken ("Specific Action") in order to have acted diligently.

5.4 The independent expert shall be appointed in accordance with the provisions of Schedule 2 and his decision shall be final and binding on the Parties.

5.5 If the expert determines that Bioenvision has failed to comply with its obligations under this Clause 5, and if Bioenvision fails to take the Specific Action within 6 months of the expert giving his decision in accordance with Schedule 2, Royal Free shall be entitled, by giving, at any time within 3 months after the end of that 6 month period, not less than 3 months notice to terminate this Agreement and the licenses granted to Bioenvision under Clause 2.

6        INTELLECTUAL PROPERTY

6.1      Obtain and maintain the Patents.

    6.1.1         Bioenvision shall at its own cost and expense:

    6.1.1.1 co-operate with Royal Free and its partners outside the Field (if any) and endeavor to obtain valid Patents in the Field so as to secure the broadest monopoly reasonably available; and

    6.1.1.2 pay all renewal fees in respect of the Patents as and when due;

                    provided that if Bioenvision wishes to abandon any such application or not to maintain any such Patent (or to cease funding such application or Patent) it shall give 3 months prior written notice to Royal Free and oil the expiry of such notice period Bioenvision shall cease to be licensed under the patent application or patent identified in the notice.

    6.1.2 Without prejudice to the provisions of Clause 6.2.(a), the Parties agree that all Project IPR shall be jointly owned by the Parties as beneficial owners in common, subject to the provisions of this Agreement.

6.2      Infringement of the Patents.

    6.2.1 Each Party shall inform the other Party promptly if it becomes aware of any infringement or potential infringement of any of the Patents in the Field, and the Parties shall consult with each other to decide the best way to respond to such infringement.

    6.2.2 If the Parties fail to agree on a joint programme of action, including how the costs of any such action are to be borne and how any damages or other sums received from such action arc to be distributed, then Bioenvision shall be entitled to take action against the third party at its sole expense and it shall be entitled to all damages or other sums received from such action, after reimbursing Royal Free for any reasonable expenses incurred in assisting it in such action. Royal Free shall agree to be joined in any suit to enforce such rights subject to being indemnified and secured in a reasonable manner as to any costs, damages, expenses or other liability and shall have the right to be separately represented by its own counsel at its own expense. If the alleged infringement is both within and outside the Field, the Parties shall also co-operate with Royal Free's other partners (if any) in relation to any such action.

6.3      Infringement of third party rights.

    6.3.1 If any warning letter or other notice of infringement is received by a Party, or legal suit or other action is brought against a Party, alleging infringement of third party rights in the manufacture, use or sale of any Licensed Product or use of any

                  Patents, that Party shall promptly provide full details to the other Party, and the Parties shall discuss the best way to respond.

    6.3.2 Bioenvision shall have the right but not the obligation to defend such Suit and shall have the right to settle with such third party, provided that if any action or proposed settlement involves the making of any statement, express or implied, concerning the validity of any Patent, the consent of Royal Free must be obtained before taking such action or making, such Settlement.

    6.3.3 Royal Free shall have the right to participate and be represented in any such claims by a third party by its own legal representation, the cost to be borne by Royal Free.

    6.3.4 In the event, by way of counterclaim or otherwise, either Party or both Parties recover any, damages or other sums in any action, Suit, or proceedings Involving a claim by a third party, or in settlement thereof, Such recovery shall be applied and shared as mutually agreed.

6.4      Revocation proceedings.

    6.4.1 In the event either Party becomes aware of the institution by a third party of any proceedings for the revocation of any Patent, patents [or Improvements) in any Country in the Territory licensed hereunder to Bioenvision, such Party shall notify the other Party promptly. Bioenvision shall defend any Such proceedings at its own expense, in its own name.

    6.4.2 Royal Free shall have the right to participate in such revocation proceedings at Bioenvision's expense, and will lend its name to such proceedings if requested by Bioenvision or required by law. Sub-licensees of Bioenvision shall also have the right to participate in such revocation proceedings.

    6.4.3 Settlement of any revocation proceedings shall be subject to the approval of Royal Free; such approval shall not be unreasonably withheld

7        WARRANTIES AND LIABILITY

7.1 Warranties by Royal Free. Royal Free warrants, represents and undertakes as follows:

    7.1.1 subject to Clause 7.3, it is the absolute and unencumbered owner of the Patents and has caused its directors and employees to execute such assignments of the Patents as may be necessary to give title to the Patents to Royal Free; and

    7.1.2 it has not done, and will not do nor agree to do during the continuation of this Agreement, any of the following things if to do so would be inconsistent with the exercise by Bioenvision of the rights granted to it under this Agreement, namely:

    7.1.2.1 grant or agree to grant any rights in the Patents or any improvements thereto; or

    7.1.2.2 assign, mortgage, charge or otherwise transfer any of the Patents or (subject to clause 9.3 below) any of its rights or obligations under this Agreement.

7.2      No other warranties.

    7.2.1 Each of Bioenvision and Royal Free acknowledges that, in entering into tills Agreement, it does not do so in reliance oil any representation, warranty or other provision except as expressly provided in this Agreement, and any conditions, warranties or other terms implied by statute or common law are excluded from this Agreement to the fullest extent permitted by law.

    7.2.2 Without limiting the scope of Clause 7.2.(a), Royal Free does not give any warranty, representation or undertaking:-

    7.2.2.1       as to the efficacy or usefulness of the Patents or Know-how;or

    7.2.2.2 that any of the Patents is or will be valid or subsisting or (in the case of an application) will proceed to grant; or

    7.2.2.3 that the use of any of the Patents or Know-how, the manufacture, sale or use of the Licensed Products or the exercise of any of the rights granted under this Agreement will not infringe any other intellectual property or other rights of any other person; or

    7.2.2.4 as imposing any obligation on Royal Free to bring or prosecute actions or proceedings against third parties for infringement or to defend any action or proceedings for revocation of any of the Patents; or

    7.2.2.5 as imposing any liability on Royal Free in the event that any third party supplies Licensed Products to customers located in the Territory.

7.3      Indemnity.

    7.3.1 Bioenvision shall indemnify and hold harmless Royal Free, Royal Free and their respective officers, employees, consultants, agents and representatives (the "Indemnitees") against all third party Claims which may be asserted against or suffered by any of the Indemnitees and which relate to:-

                  (a)      the use of any Delivered Items, or

                  (b) the manufacture, distribution, sale, supply or use of any Licensed Products or any other products or services which incorporate any Delivered Items,

                  by or on behalf of Bioenvision, its Affiliates or sub-licensees, or subsequently by any third party, including without limitation claims based on product liability laws.

7.4 For the purpose of this clause 7.3, "Claims" shall mean all demands, claims and liability (whether criminal or civil, in contract, tort or otherwise) for losses, damages, legal costs and other expenses of any nature whatsoever and a costs and expenses incurred in connection therewith.

7.5 Liability. Notwithstanding any other provision of this Agreement, no Party shall be liable to any other Party to this Agreement in contract, tort, negligence, breach of statutory duty or otherwise for any loss, damage, costs or expenses of any nature whatsoever incurred or suffered by that other party or its Affiliates of ail indirect or consequential nature including without limitation any economic loss or other loss of turnover, profits, business or goodwill.

8        DURATION AND TERMINATION

8.1 Commencement and Termination by Expiry. This Agreement, Mid die licenses granted hereunder, shall come into effect on the Commencement Date and unless terminated earlier in accordance with this Clause 8, shall continue in force on a country by country basis until the later of:

    8.1.1 the date on which all the Patents have expired or been revoked without a right of further appeal, and

    8.1.2         the tenth anniversary of the Commencement Date;

                  and on such date this Agreement and the licenses granted hereunder shall terminate automatically by expiry.

8.2      Early termination.

    8.2.1 Bioenvision may terminate this Agreement at anytime on 90 days notice in writing to Royal Free.

    8.2.2 Without prejudice to any other fight or remedy, either Party may terminate this Agreement at any time by notice in writing to the other Party ("Other Party"), such notice to take effect as specified in the notice:-

    8.2.2.1 if the Other Party is in breach of this Agreement and, in the case of a breach capable of remedy within 90 days, the breach is not remedied within 90 days of the Other Party receiving notice specifying the breach and requiring its remedy; or

    8.2.2.2 if the Other Party becomes insolvent, or if an order is made or a resolution is passed for the winding up of the Other Party (other than voluntarily for the purpose of solvent amalgamation or reconstruction), or if an administrator, administrative receiver or receiver is appointed in respect of the whole or any part of the Other Party's assets or business, or if the Other Party makes any composition with its creditors or takes or suffers any similar or analogous action in consequence of debt.

    8.2.3 Royal Free may forthwith terminate this Agreement by giving written notice to Bioenvision if Bioenvision or its Affiliate or sub-licensee commences legal proceedings, or assists any third party to commence legal proceedings, to challenge the validity or ownership of any of the Patents.

8.3      Consequences of termination.

    8.3.1 Upon termination of this Agreement by expiry under clause 8.1 above, Bioenvision shall have the non-exclusive right to use the Know-how without charge or other obligation to Royal Free.

    8.3.2 Upon termination of this Agreement for any reason otherwise than in accordance with Clause 8.1:

    8.3.2.1 Bioenvision and its sub-licensees shall be entitled to sell, use or otherwise dispose of (subject to payment of royalties under clause 4) any unsold or unused stocks of the Licensed Products for a period of 6 months following the date of termination;

    8.3.2.2 subject to paragraph (a) above, Bioenvision shall no longer be licensed to use or otherwise exploit any way either directly or indirectly the Patents in so far and for as long as any of the Patents remains in force or the Know-how;

    8.3.2.3 subject to paragraph (a) above, Bioenvision shall consent to the cancellation of any formal license granted to it, or of any registration of it in any register, in relation to any of the Patents;

    8.3.2.4 the provisions of certain clauses shall continue in force, to be defined; and

    8.3.2.5 subject as provided in this Clause 8.3.(b) and 8.3.(c) and 8.3.(d), and except in respect of any accrued rights, neither party shall be under any further obligation to the other.

    8.3.3 Upon termination of this Agreement for any reason otherwise than in accordance with Clause 8.1, and at Royal Free' request, the Parties shall negotiate in good faith the terms of an agreement between them on reasonable commercial terms under which Bioenvision would:

    8.3.3.1 transfer to Royal Free exclusively all clinical and other data relating to the development of Licensed Products;

    8.3.3.2 to the extent possible, seek to have any product licenses, pricing approvals and other permits and applications transferred into the name of Royal Free or its nominee;

    8.3.3.3 grant Royal Free an exclusive, worldwide license, with the rights to grant sub-licenses, under any improvements and other intellectual property owned or controlled by Bioenvision relating to the Licensed Products; and

    8.3.3.4 grant Royal Free or its nominee the right to continue to use any product name that had been applied to the Licensed Products prior to termination of this Agreement.

    8.3.4 If the Parties are unable to agree the terms of an agreement as described in Clause 8.3.(c) within 90 days of Royal Free requesting the negotiation of such an agreement, either Party may refer the terms for settlement by an independent expert who shall be appointed in accordance with the provisions of
                  Schedule 2 and whose decision shall be final and binding on the Parties. The Parties shall promptly execute an agreement on the terms agreed between them or settled by the expert.

9        GENERAL

9.1 Force majeure. Neither Party shall have any liability or be deemed to be in breach of this Agreement for any delays or failures in performance of this Agreement which result from circumstances beyond the reasonable control of that Party, including without limitation labor disputes involving that Party. The Party affected by such circumstances shall promptly notify the other Party in writing when such circumstances cause a delay or failure in performance and when they cease to do so.

9.2 Amendment. This Agreement may only be amended in writing signed by duly authorized representatives of Royal Free and Bioenvision.

9.3      Agreement and third party rights.

    9.3.1 Subject to Clause 9.3.(b) below, neither Party shall assign, mortgage charge or otherwise transfer any rights or obligations under this Agreement, nor any of the Patents or rights under the Patents, without the prior written consent of the other Party

    9.3.2 Either Party may assign all its rights and obligations under this Agreement together with its rights in the Patents to any company to which it transfers all for all [or party] of its assets or business, PROVIDED that the assignee undertakes to the other Party to be bound by and perform the obligations of the assignor under this Agreement. However a Party shall not have such a right to assign this Agreement if it is insolvent or any other circumstance described in Clause 8.2.(b) applies to it.

9.4 Waiver. No failure or delay on the part of either Party to exercise any right or remedy under this Agreement shall be construed or operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude the further exercise of such right or remedy.

9.5 Invalid clauses. If any provision or part of this Agreement is held to be invalid, amendments to this Agreement may be made by the addition or deletion of wording as appropriate to remove the invalid part or provision but other wise retain the provision and the other provisions of this Agreement to the maximum extent permissible under applicable law.

9.6 No Agency. Neither Party shall act or describe itself as the agent of the other, nor shall it make or represent that it has authority to make any commitments on the other's behalf.

9.7      Interpretation.  In this Agreement:

    9.7.1 the headings are used for convenience only and shall not affect its interpretation;

    9.7.2 references to persons shall include incorporated and unincorporated persons; references to the singular include the plural and vice versa; and references to the masculine include the feminine;

    9.7.3 references to Clauses and Schedules mean clauses of, and schedules to, this Agreement;
                  and

    9.7.4 references to the grant of "exclusive" rights shall mean that the person granting the fights shall neither grant the same rights (in the same Field and Territory) to any other person, nor exercise those rights directly to the extent that and for as long as the Licensed Products are within Valid Claims of unexpired Patents.

9.8      Notices.

    9.8.1 Any notice to be given under this Agreement shall be in writing and shall be sent by first class mail or air mail, or by fax confirmed by first class mail or air mail) to the address of the relevant Party set out Lit the head of this Agreement, or to the relevant fax number set out below, or such other address or fax number as that Party may from time to time notify to the other Party in accordance with this Clause 9.8. The fax numbers of the Parties are as follows:
                  Royal Free 44 171 794 3505; Bioenvision: 44 171 839 7510.

    9.8.2 Notices sent as above shall be deemed to have been received three working days after the day of posting (in the case of inland first class mail), or seven working days after the date of posting (in the case of air mail), or on the next working day after transmission (in the case of fax message, but only if a transmission report is generated by the sender's fax machine recording a message from the recipient's fax machine, confirming that the fax was sent to the number indicated above and confirming that all pages were successfully transmitted).

9.9 Law and Jurisdiction. The validity, construction and performance of this Agreement shall be governed by English law and shall be subject to the exclusive jurisdiction of the

         English

         courts to which the parties hereby submit, except that a Party may seek an interim injunction in any court of competent jurisdiction.

9.10 Further action. Each Party agrees to execute, acknowledge and deliver such further instruments, and do all further similar acts, as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

9.11 Announcements. Neither Party shall make any press or other public announcement concerning any aspect of this Agreement, or make any use of the name of the other Party in connection with or in consequence of this Agreement, without the prior written consent of the other Party.

9.12 Entire agreement. This Agreement, including its Schedules, sets out the entire agreement between the Parties relating to its subject matter and supersedes all prior oral or written agreements, arrangements or understandings between them relating to such subject matter. The Parties acknowledge that they are not relying on any representation, agreement, term or condition which is not set out in this Agreement.

AGREED by the parties through their authorised signatories:-

For and on behalf of                       For and on behalf of
UNIVERSITY COLLEGE LONDON                  BIOENVISION, INC.

/s/ C.A. TARHAN                            /s/ C.B. WOOD
-------------------------                  -------------------------
signed                                     signed

C.A. Tarhan                                C.B. Wood
-------------------------                  -------------------------
print name                                 print name

Finance Director &
Head of Administration                     CEO
-------------------------                  -------------------------
Title                                      Title

1/3/99                                     24/2/99
-------------------------                  -------------------------
date                                       date

                                   Schedule 1

                                   The Patent

1)   Patent number                      (published as) - WO 98/4933
                                        (international application number)
                                        - PCT/GB98/01198

     Priority date                      25 April 27

     Territories designated             Japan, USA, Europe (all territories)

2)   Patent number                      07/500,375
     Derived from                       PCT/GB 94/01114

     Priority date                      20 May 1993
     Territory designated               Japan

                                   Schedule 2

                              Appointment of expert

1. Pursuant to Clause 5.3, Royal Free may serve notice on Bioenvision ("Referral Notice") that it wishes to refer to an expert (the "Expert") the questions set out in that Clause.

2. The parties shall agree the identity of a single independent, impartial expert to determine such questions. In the absence of such agreement within 30 days of the Referral Notice, the questions shall be referred to an expert appointed by the President of Law Society of England and Wales.

3. 60 days after the giving of a Referral Notice, both parties shall exchange simultaneously statements of case in no more than 10,000 words, in total, and each side shall simultaneously send a copy of its statement of case to the Expert.

4. Each party may, within 30 days of the date of exchange of statement of case pursuant to paragraph 3 above, serve a reply to the other side's statement of case of not more than 10,000 words. A copy of any such reply shall be simultaneously sent to the Expert.

5. The expert shall make his decision on the said questions on the basis of written statements and supporting documentation only and there shall be no oral hearing. The Expert shall issue his decision in writing within 30 days of the date of service of the last reply pursuant to paragraph 4 above or, in the absence of receipt of any replies, within 60 days of the date of exchange pursuant to paragraph 3 above.

6.  The Expert's decision shall be final and binding on the parties.

7.  The Expert's charges shall be borne equally by the parties.

                                   Schedule 3

                        Summary of Development programme

DESCRIPTION OF PROJECT

DRAFT TIMETABLE

              GENE TRANSFER FOR THE TREATMENT OF LIVER DYSFUNCTION

RATIONALE. Methods of treating specific genetic diseases by gene therapy have been proposed Genetic diseases which have been the subject of preliminary clinical trials include cystic fibrosis (CF) and adenosine dearninase (ADA) deficiency This programme is not concerned with a genetic condition but gene transfer to treat patients with liver damage and who have undergone partial hepatectomy or who have extensive liver damage from other causes. This is based on the finding that a single intramuscular injection of cDNA in a suitable vector, can be use to introduce proteins such as blood clotting factors, growth factors and serum albumen which are normally produced by the healthy liver. These can be expressed systemically until the liver recovers or throughout life.

The common clinical problems due to chronic hepatic insufficiency following liver disease, damage and resection result in hypoalbuminaemia and deficiency of certain factors such as growth and blood clotting factors. Factor VIII is produced by the normal liver and inadequate supplies result haemophilia A which is a life threatening condition. Sufferers from haemophilia are unable to clot blood properly at the site of wounds. In addition to the dangers this poses for the treatment of open cuts, the inability to clot blood properly causes damage to joints and to internal tissues, e.g. muscle Liver also produces growth factors such as insulin like growth factor- I (IGF-1) which is required for the repair and protection of tissues including the heart. It is also required for the repair of the damaged liver. Hence its introduction will enhance the ability of the liver to recover.

Treatment of hypoalbuminaemia can in theory be achieved by infusing serum albumen but this has to be of high purity and it has a short half life. Treatment of haemophilia A is possible by the administration of Factor VIII. Until recently, albumen and factors such as Factor VIII had to be prepared by concentration of blood donations which is problematic in that the preparations could be contaminated with infectious agents such as Hepatitis B virus, Hepatitis C virus HIV and prions; which cause spongiforin encephalopathies. The gene for albumen and Factor VIII has been cloned and this has allowed the production of recombinant Factor VIII that are of higher purity than blood concentrates. However the administration of exogenous Factor VIII peptide to a patient is very expensive and repeated doses are required every few days.

It has been reported that plasmid DNA injected into the muscle of rodents and other mammals is taken up by the cells of such animals but the injected DNA does not integrate into t he cells. The direct transfer of DNA into muscle cells in this manner has been proposed as a means of somatic gene transfer (Wells and Goldspink, FEBS Letters 1992, 306; 203-205). In order to develop this for use in supplementing liver function a number of practical difficulties still remain. Encouraging results have been obtained for expressing albumen as well as clotting factors systemically by injecting their cDNA in a plasmid vector under the control of our myosin regulatory elements. We have, somewhat surprisingly, found that this enables the functional protein to be exported from the muscle cell, thus permitting delivery of the protein, via the bloodstream, to a desired site of action. Furthermore, we have fOL111d that the use of a muscle specific promoter provides a steady constitutive level of expression which allows an effective amount of protein to be produced.

THE PROPOSED WORK INVOLVES

1) Making different plasmid constructs which include the appropriate muscle specific gene regulatory elements in order to obtain appropriate levels of systemic expression. This includes multimerization of promoter and enhancer elements to increase expression levels where required.

2) Constructing and testing other types of vectors including the adeno associate vectors (AAVs) into which our regulatory elements as well as the appropriate cDNAs will be included.

3) Expression of albumen, clotting factors VII, VIII and XI and IGF will be assessed in skeletal muscle, blood, liver and germ cells for the different types of constructs in nude and normal mice that have been subjected to partial hepatectomy

4) The determination of the duration of expression of the different vectors over a period of time up to one year and to assess any immune reaction to the vectors as well as the engineered gene product in normal as well as nude (immune incompetent) mice.

The duration of the about investigations is expected to be three years after it should be appropriate to carry out clinical trials using the constructs deemed most suitable for the treatment of liver dysfunction.

BUDGET

                                    YEAR 1            YEAR 2           YEAR 3            TOTAL:

Postdoctoral Molecular Biologist    29,824            30,928           32,078           93,830.00
Level 2.

University Technician, Grade C      17,855            17,855           17,855           53,565.00

Materials & Consumables:             8,900             8,767            8,383           26,050.00

Animals & Food                       2,000             2,900            2,000            6,900.00
200 male nude mice (MF-1)@                                                              ---------
(pound)26.50/mouse.
Maintenance for 10 weeks
average @ 80p/week/mouse

                                                                                        180,345.00

Overheads @ 50%                                                                          90,172.50
                                                                                        ----------